SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

May 7, 2012

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kathleen Collins

Re:    SYNNEX Corporation
Form 10-K for Fiscal Year Ended November 30, 2011
Filed January 27, 2012
File No. 001-31892

Dear Mrs. Collins:

On behalf of SYNNEX Corporation (the “Registrant”), this letter responds to the comment on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 18, 2012. Set forth below is our response to the Staff’s comment. The response corresponds to the heading and numbered comment in the letter from the Staff.

Form 10-K For Fiscal Year Ended November 30, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 37

1.
We note your response to prior comment 2 and your proposed disclosures to be included in the next Form 10-K. However, we continue to believe that Item 303(a)(1)(5)(i) and (ii) of Regulation S-K requires that the outstanding amount of your convertible senior notes be included in the contractual obligations table. Although we understand that there is some uncertainty in the timing of payments this uncertainty does not preclude you from including the amounts in the table and supplementing the table with footnotes describing the terms of the debt that may increase or accelerate the obligation. Please confirm that in future filings on Form 10-K you will include the convertible senior notes in the contractual obligations table and also include footnotes as necessary.

Securities and Exchange Commission
May 7, 2012

Response: The Registrant advises the Staff that it will include the Convertible Senior Notes in the Contractual Obligations table, along with any applicable footnotes as may be deemed necessary, in its Annual Report on Form 10-K for the fiscal year ending November 30, 2012.
* * *
In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3837 or Allison Leopold Tilley of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (650) 233-4518.

Sincerely,

/s/ Thomas C. Alsborg

Thomas C. Alsborg
Chief Financial Officer